United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                           SONIC JET PERFORMANCE, INC.
                           ---------------------------
                                (Name of Issuer)


                      Series B Convertible Preferred Stock
                      ------------------------------------
                         (Title of Class of Securities)


                                   835455 10 6
                                   -----------
                                 (Cusip Number)


                                Frank Kavanaugh
                              Ashford Capital, LLC
                          1301 Dove Street, Suite 800
                            Newport Beach, CA 92660
                                 (949) 757-4640
                          ----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 27, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                 SCHEDULE 13D

CUSIP NO.: 835455 10 6


1.      Name of Reporting Person and
        S.S. or I.R.S. Identification No.

        Ashford Capital, LLC - 33-0854817

2.      Check the Appropriate Box if a Member of a Group*

               a /X/
               b /  /

3.      SEC Use Only


4.      Source of Funds

        OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        /  /

6.      Citizenship or Place of Organization

        California

7.      Sole Voting Power

        10 shares

8.      Shared Voting Power

        0 shares

9.      Sole Dispositive Power

        10 shares

10.     Shared Dispositive Power

        0 shares

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        10 shares

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        /  /

13.     Percent of Class Represented by Amount in Row (11)

        100%

14.     Type of Reporting Person

        OO

Item 1. Security & Issuer

     This statement relates to 10 shares of Series B Convertible Preferred Stock (the "Shares") of Sonic Jet Performance, Inc. (the "Company"), a Colorado corporation. The principle executive office of the Company is located at 15662 Commerce Lane, Huntington Beach, CA 92649.


Item 2.

This statement is being filed on behalf of Ashford Capital, LLC, a California limited liability company ("Reporting Person"). Reporting Person's principal business is providing business-consulting services. Frank Kavanaugh ("Member") is Reporting Person's managing member and works as a business consultant for Reporting Person. Member is a citizen of the United States. The business address of Reporting Person and Member is 1301 Dove Street, Suite 800, Newport Beach, California, 92660. Member is a business consultant.

Neither of Reporting Person or Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of Reporting Person or Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Member is a citizen of the United States.

Item 3. Source and Amount of the Funds

Reporting Person purchased the Shares for cash consideration of $25,000 (the "Cash Consideration"). Reporting Person used its own funds to pay the Cash Consideration.

Item 4. Purpose of the Transaction

The holding of the Shares described herein is for long-term investment purposes. Reporting Person acquired the Shares on December 27, 2001, pursuant to a Series B Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"). In connection with the acquisition of the Shares, the Company agreed to increase the number of its board members from three to five, and granted Reporting Person the right to have three representatives sitting as directors on the board. As of the date hereof, the Reporting Person has not exercised its right to nominate any directors for appointment.

The Company amended its Articles of Incorporation (the "Articles") to create and authorize the Series B Convertible Preferred Stock by filing a Certificate of Designation (the "Series B Designation") with the Secretary of State of Colorado. The Company also amended the Articles to authorize another Series of Preferred Stock the Company issued in an equity financing entered into contemporaneously with Reporting Person's acquisition of the Shares. The Company may create and authorize additional Series of Preferred Stock in connection with future equity infusions, in which case it will need to further amend its Articles.

Item 5. Interest in Securities of the Issuer

The Shares constitute 100% of the authorized shares of the Company's Series B Convertible Preferred Stock. The Shares are, in the aggregate, convertible into 20% of the outstanding shares of Common Stock.

Under the Series B Designation, each of the Shares is convertible into 2% of the outstanding shares of Common Stock, on a fully diluted basis, measured at the time of the conversion. The holder may convert the Shares into Common Stock, at any time, however, Shares not voluntarily converted by the one-year anniversary date of the Stock Purchase Agreement will automatically convert.

The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reporting Person and the Company are parties to the Stock Purchase Agreement.

Item 7. Exhibits

        10.1 Exhibit 1 - Series B Convertible Preferred Stock Purchase Agreement dated December 27, 2002, between Ashford Capital, LLC and Sonic Jet Performance, Inc.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ASHFORD CAPITAL, LLC



Dated: January 6, 2002                      /s/ Frank Kavanaugh
       ---------------                      ------------------------------
                                            Frank Kavanaugh, Managing Member